16941 Keegan Ave., Carson CA 90746 Phone & Fax (310) 735-0085

Mr. James Allegretto, Senior Assistant Chief Accountant

Mr. Scott Anderegg, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

January 11, 2013

Re:	U.S. Auto Parts Network, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 26, 2012 Definitive Proxy Statement on Schedule 14A Filed April 2, 2012 File No. 1-33264

Dear Messrs. Allegretto and Anderegg:

This letter is being transmitted by U.S. Auto Parts Network, Inc. (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated December 27, 2012 (the “Comment Letter”), with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and (ii) Definitive Proxy Statement on Schedule 14A filed on April 2, 2012 (the “2012 Proxy Statement”). The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement that you had a net loss for fiscal 2011 of $15.1 million and a net loss in 2010 of $13.9 million. Discuss whether you expect this trend to continue. In this regard we note that you monitor several key business metrics. Describe what trends, if any, management sees in your metrics. Please also provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in short and long term and the actions you are taking to address them.

Response: As discussed between Matthew Browne of Cooley LLP, the Company’s outside legal counsel, and Scott Anderegg of the Staff on January 2, 2013, the Company acknowledges the Staff’s comment and commits that it will include the requested expanded disclosures in its Annual Report on Form 10-K for the fiscal year ended December 29, 2012, and in its other future filings with the SEC, as applicable.

Notes to Consolidated Financial Statements, F-8

Note 5 – Business Combination, F-20

2. Please explain to us the facts and circumstances surrounding your discovery that “…certain accounts receivable were erroneously overstated by $1.5 million…” Please ensure your narrative describes why it was an error, the actual date it was discovered, the circumstances by which it was discovered and reason(s) it was not discovered within a period less than a year; especially given the short-term nature of accounts receivable. We may have further comment.

Response: The facts and circumstances surrounding the Company’s discovery that certain accounts receivable were erroneously overstated by $1.5 million is as follows:

In August 2010, the Company completed its acquisition of Automotive Specialty Accessories and Parts, Inc. and its wholly-owned subsidiary Whitney Automotive Group, Inc. (collectively, “WAG”) for $27.5 million, plus an additional $1.5 million in cash for the right to receive approximately $1.5 million of WAG’s then-outstanding credit card receivables (the “WAG Credit Card Receivable”), which were received by the Company shortly after the date of acquisition (“WAG Acquisition”). As credit card receivables are collected within several days, the Company considered the additional consideration to effectively be an exchange of cash, and recorded the WAG Acquisition using a purchase price of $27.5 million (netting the cash paid for the WAG Credit Card Receivable against the cash received shortly after the acquisition date). However, the opening accounts receivable balance used in the purchase price allocation for the WAG Acquisition still included the WAG Credit Card Receivable, which resulted in the opening accounts receivable balance (disclosed as a single purchase price allocation item in the Company’s notes to its condensed consolidated financial statements) being overstated by $1.5 million (the “AR Overstatement Error”) and related goodwill being understated by $1.5 million.

The Company discovered the AR Overstatement Error on October 24, 2011, during management’s review of the WAG account balances following the integration of WAG’s books and records to the Company’s single general ledger system (“Accounting Ledger Combination”), which was completed during the quarterly period ended October 1, 2011. Prior to the Accounting Ledger Combination, WAG’s books and records were maintained separately, and due to an insufficient review of such records, the AR Overstatement Error remained undetected until the integration had been completed and all accounting records were centralized at the Company’s corporate office.

In connection with the WAG Acquisition, WAG had not completed its audit of its financial statements for the fiscal year ended 2009 (the “WAG Audit”), and the Company was required to work with WAG’s independent auditors to complete the WAG Audit and finalize WAG’s financial statements for the fiscal year ended 2009. The WAG Audit was an extensive and time-consuming effort which required the Company to (i) engage a third-party valuation expert to review WAG’s financial statements, (ii) finalize an asset impairment write down, which impacted WAG’s financial statements, and (iii) finalize a roll forward of those revised financial results to the closing date of the WAG Acquisition in August 2010. The process to complete the Accounting Ledger Combination was also substantial, and required significant work and many hours to complete, including time to prepare and finalize the required general ledger mapping, the creation of required new accounts and finalizing the combined financial reporting process. The timing for the completion of the Accounting Ledger Combination was also dependent, to some extent, on the timing for when the Company transferred WAG’s website information technology platform onto the Company’s website information technology platform, which was not completed until July 2011.

Following the discovery of the AR Overstatement Error, the Company reclassified $1.5 million of accounts receivable to goodwill in its condensed consolidated balance sheet as of January 1, 2011, and disclosed the AR Overstatement Error and the subsequent reclassification in its filings with the SEC with its Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2011 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

The Company respectfully submits to the Staff that the AR Overstatement Error was an immaterial accounting misclassification which had no effect on the Company’s previously reported consolidated statements of operations or consolidated statements of shareholders’ equity, nor did the AR Overstatement Error have any effect on the Company’s previously reported consolidated net cash provided by operating activities, net cash used in investing activities or net cash (used in) provided by financing activities within the Company’s consolidated statement of cash flows.

Definitive Proxy Statement on Schedule 14A

Long-Term Equity Compensation, page 15

3. In a comment letter dated June 25, 2010, comment 18, we requested that in future filings that you describe the performance thresholds under your long-term equity compensation plan for your Chief Executive Officer and Chief Financial Officer in order for their options to vest. In letters dated July 21, and August 16, 2010 you confirmed that in your future filings you would provide this disclosure. We note that you have not provided a description of the performance thresholds applicable to the former Chief Financial Officer. Please revise or advise. In this regard, please also provide the operational performance goals for Mr. Fischer in order for his options to vest.

Response: The Company acknowledges the Staff’s comment regarding its disclosure of the performance thresholds under the Company’s long-term equity compensation plan for its former Chief Financial Officer and respectfully submits the following explanation for why such performance thresholds were not disclosed in the 2012 Proxy Statement.

Theodore Sanders, the Company’s Chief Financial Officer between February 2009 and January 2012, was granted only one stock option to purchase the Company’s common stock which had performance-based vesting (the “Performance-Based Option”). The Performance-Based Option was granted to Mr. Sanders in February 2009, and was disclosed by the Company in a Current Report on Form 8-K filed with the SEC on February 17, 2009 (which also included the related stock option agreement filed as an exhibit thereto). The Performance-Based Option became fully-vested in October 2009. On January 3, 2012, Mr. Sanders resigned as the Company’s Chief Financial Officer, and entered into an Amended and Restated Employment Agreement with the Company pursuant to which Mr. Sanders agreed to provide services to the Company as an Internal Consultant through June 17, 2012. Such arrangement was disclosed by the Company in a Current Report on Form 8-K filed with the SEC on January 4, 2012. Therefore, given that (i) the performance thresholds for the Performance-Based Option had already been disclosed by the Company in its filings with the SEC, (ii) the Performance-Based Option had already fully-vested, (iii) the Performance-Based Option was the only stock option granted to Mr. Sanders that had performance-based vesting, (iv) Mr. Sanders had resigned as the Company’s Chief Financial Officer, and (v) the Performance-Based Option was scheduled to terminate one month following the date that Mr. Sanders ceased to provide services to the Company as a consultant, the Company concluded that it was not necessary to disclose the performance thresholds for the Performance-Based Option in the 2012 Proxy Statement.

Notwithstanding the foregoing, in light of the Staff’s comment, the Company commits to disclosing in its Definitive Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders (the “2013 Proxy Statement”), in which Mr. Sanders will be a “named executive officer” under Item 402(a)(3) of Regulation S-K, the performance thresholds for the Performance-Based Option. The Company commits to providing such disclosure in the 2013 Proxy Statement as a footnote to the Outstanding Equity Awards at Fiscal Year-End table, if applicable, or otherwise in the section titled “Executive Compensation and Other Information — Employment Contracts and Termination of Employment and Change of Control Arrangements”.

The Company also acknowledges the Staff’s comment regarding its disclosure of the performance thresholds under the Company’s long-term equity compensation plan for Charlie Fischer, the Company’s Senior Vice President Global Sourcing and Procurement. Mr. Fischer has been granted two options to purchase the Company’s common stock that have performance-based vesting. The first option with performance-based vesting was granted to Mr. Fischer on October 29, 2009 (the “October 2009 Option”) and the second option with performance-based vesting was granted to Mr. Fischer on December 7, 2011 (the “December 2011 Option”).

To address the Staff’s comment the Company commits to providing the following disclosure regarding the October 2009 Option in the 2013 Proxy Statement and in its applicable future filings with the SEC:

“The shares underlying the option will vest and become exercisable 25% after the first anniversary of the grant and monthly over the next 36 months, except that they shall not be exercisable until certain performance thresholds are met related to incremental increases of private label stock keeping units available for sale and incremental increases in profitability related to the applicable additional private label stock keeping units available for sale, as set forth in the applicable non-incentive stock option agreement.”

Additionally, the Company commits to providing the following disclosure regarding the December 2011 Option in the 2013 Proxy Statement and in its applicable future filings with the SEC:

“The shares underlying the option will vest and become exercisable 25% after the first anniversary of the grant and monthly over the next 36 months, except that they shall not be exercisable until certain performance thresholds are met related to incremental increases of private label stock keeping units available for sale and incremental increases in profitability related to the applicable additional private label stock keeping units available for sale, as set forth in the applicable non-incentive stock option agreement.”

Through the disclosures provided above, the Company will be disclosing the categories of the performance thresholds for the October 2009 Option and the December 2011 Option, while maintaining confidential the specific thresholds and Company targets within each category presented. The Company respectfully submits that it believes it is appropriate to omit disclosure of such specific performance thresholds pursuant to Instruction 4 to Item 402(b) of Regulation S-K, which provides that the Company need not disclose specific quantitative and qualitative terms if such disclosure would result in competitive harm to the Company. Instruction 4 further provides that the standard used in determining whether such disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act and Rule 80(b)(4) thereunder.

Because Mr. Fischer is responsible for acquiring the products that the Company sells, disclosure of incremental goals for increases in private label stock keeping units and related profitability unique to Mr. Fischer would place the Company at a competitive disadvantage to its competitors who could easily use this information to determine the Company’s confidential business plans and internal performance metrics related to its private label business, would allow competitors to better understand the Company’s commercialization goals related to its private label business, and would allow competitors to use such information to adjust their business strategy in view of these target thresholds to gain a competitive advantage. Such information is highly sensitive that is not otherwise disclosed publicly by the Company and the Company has made considerable efforts to maintain the confidentiality of this information. For example, we believe that sophisticated competitors of the Company could use the incremental goals for increases in private label stock keeping units and related profitability to calculate and identify the Company’s costs and profit margins applicable to such private label stock keeping units, which would allow such competitors to more effectively price their competing products against those being sold by the Company and ultimately capture market share at the expense of the Company and its stockholders. In addition, if competitors had access to the profit margins applicable to the Company’s sale of private label stock keeping units, the Company’s competitors could more accurately determine the level of potential income realizable from the sale of such products, which could facilitate a business decision regarding whether to compete in the sale of those products.

Additionally, while disclosure of such information could cause competitive harm to the Company, we do not believe it would measurably increase investor understanding of the Company’s business, since it is strictly related to incremental goals for increases on private label stock keeping units and related profitability and so provides information only as to a portion of the Company’s business. As such, the Company believes that disclosing any additional detail regarding the October 2009 Option and the December 2011 Option, other than as set forth above, would cause substantial competitive harm to the Company and would be of relatively little value to investors’ understanding of the Company’s compensation policies and practices.

*******

Please do not hesitate to contact the undersigned if you require any further information regarding the foregoing clarifications.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for the opportunity to respond to your comments and questions, and we will look forward to speaking with you soon.

Very truly yours,

/s/ David Robson

David Robson

Chief Financial Officer

cc:	Adam Phippen, SEC Staff Accountant
Lilyanna Peyser, SEC Staff Attorney